FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

            (Registrant)

Date July 7, 2005

“Barbara O’Neill”

               Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: July 7, 2005

NEWS RELEASE 05-20

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces continued mineralization at the Bahuerachi Main Zone, including

35.4 meters grading 1.10% copper, 7.66 g/t silver and 0.32% zinc in diamond drill hole #32

Tyler Resources Inc. is pleased to announce assay results for drill hole #32 from the Main Zone of its Bahuerachi project, Mexico.  Results continue to identify porphyry related mineralized sediments and high grade breccia/skarn bodies on section 660N which carry copper, gold, silver, molybdenum and zinc, with grades and widths that continue to outline bulk tonnage potential in the Main Zone.

Significant intervals for drill holes DDH-BAH #32.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-32	85.75	140.75	55	0.29	0.04	3.54	trace	0.01	Sediments/Oxides/Minor Skarn
	155.85	211.40 EOH*	55.5	0.74	0.11	5.26	0.23	0.01	Skarn
Including	176	211.40*	35.4	1.10	0.16	7.66	0.32	Trace	Skarn

* The hole was lost at 211.40 meters in mineralization grading 0.74% copper and 0.016% Molybdenum due to poor drilling conditions.

Drill hole #32 was designed to cross the western mineralized sediments and skarn body as well as continue into the Main porphyry but was lost due to difficult ground conditions in mineralization at a depth of 211.4 meters before its planned target depth.  Significant mineralization has now been identified on section 660N over a width of approximately 200 meters, to maximum depths of 190 meters.  The mineralized section remains open to depth and to the east and appears constrained to the west by a fault.

Drill holes BAH-34, 35, 36 and 37 have been completed at the Mina Mexicana Zone where recoveries have been good to excellent and holes were completed to their target depth. Drilling is now scheduled to continue in the Main Zone with hole #38.  Drill hole #38 will be a large step out along strike of the Main Zone to the north, located approximately 600 meters from section 2NE.  Mapping, trenching and surface sampling have confirmed the extension of the Main Zone in this area and the larger step out is being taken to accelerate the speed at which the main Zone is being evaluated in preparation for deeper drilling. Additional diamond drilling equipment, capable of drilling deeper holes, is still expected to be mobilized on site in August.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential and is looking forward to accelerating its pace of exploration as rapidly as conditions allow.

July 7, 2005 News Release

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, P.Geol.

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES 05BAH-32, O4BAH-16, and 04RC-4, Looking North, Section 660 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-20

05BAH-32
785,300E
04BAH-16
785,400E
785,500E
04RC-4
04BAH-6, 7
(Projected 54m north)
1000 m elev
900 m elev
Fault
Fault
Fault
Fault
Fault
R
R
41.26 meters
2.18 % Cu
0.13 g/t Au
15.59 g/t Ag
0.11 % Zn
41.26 meters
2.18 % Cu
0.13 g/t Au
15.59 g/t Ag
0.11 % Zn
25.9 meters
0.60% Cu
116 meters
0.35% Cu
10.67 meters
0.33% Cu
55 meters
0.29% Cu
3.5 g/t Ag
0.01% Mo
55.5 meters
0.74% Cu
0.11 g/t Au
5.3 g/t Ag
0.23% Zn
0.01% Mo
28.8 meters
0.37% Cu
4 g/t Ag
0.14% Zn
0.05% Mo
27.43 meters
0.27% Cu
30.4 meters
0.57% Cu
5 g/t Ag
0.17% Zn
0.023% Mo
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite dykes (R=rhyolite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained QFP
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Pyroxene dominated skarn
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Silicified and decalcified altered limestone
0
Scale
50 m

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-20
July 07, 2005
NORTH
Northern Step out holes
(planned DDH#38-40)
05-BAH-32
05-BAH-28/31
05-BAH-25
05-BAH-24
05-BAH-33
Section 660 North
D18
D17
R5
D16
R4
D15
R3
D14
R2
D13/ R1
D19
D21
D20
D22
D23
D-26
D-27
D 29/30
OPEN
Mina
Mexicana
(DDH-34, 35)
Mina
Mexicana/
smelter
(DDH-36, 37)
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters